SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 31, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

On behalf of IRSA PROPIEDADES COMERCIALES SA, below is a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2019:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF GENERAL COMPANIES LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of General Companies Law for the fiscal year ended June 30, 2019.

ITEM THREE: ALLOCATION OF NET LOSS FOR THE FISCAL YEAR ENDED JUNE 30, 2019 FOR $ 18,032,555,209. REVERSAL OF SPECIAL RESERVE FOR ABSORPTION OF LOSSES. DISTRIBUTION OF CASH DIVIDENDS FOR UP TO $ 510,000,000 OUT OF RESERVE FOR FUTURE DIVIDENDS.
The meeting approved by majority of votes:
1.- To partially reverse the Special Reserve adjusted for inflation, which as of June 30 amounts to $ 29,469,617,113 (and adjusted for inflation as of September 30, 2019 amounts to $ 33,150,846,432) and allocate it to the full absorption of the accumulated losses, including those from the fiscal year ended June 30, 2019; so that, once the losses have been deducted, the Special Reserve balance is $ 105,197,470 (which adjusted for inflation as of September 30, 2019 amounts to $ 118,338,327);
2.- To distribute for up to an amount of $ 595,000,000 as dividends to the shareholders ratably according to their shareholding interests, out of the Reserve for Future Dividends, delegating to the Board of Directors the power to implement the payment of such dividends within the terms set forth in the applicable laws, and to apply for and implement the payment of such dividend to ADR holders, such payment being made in Argentine legal tender or in US dollars and, in the latter case, at the reference exchange rate prevailing on the date preceding the payment notice date, pursuant to Communication “A” 3500 of the Argentine Central Bank.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
The meeting approved by majority of votes the Board of Directors’ performance for the fiscal year ended June 30, 2019.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
The meeting approved by majority of votes the performance of the Supervisory Committee for the fiscal year ended June 30, 2019.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS ($ 263,238,220, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2019, WHICH RECORDED A COMPUTABLE TAX LOSS PURSUANT TO THE RULES OF THE ARGENTINE SECURITIES COMMISSION.
The meeting approved by majority of votes the sum of $ 263,238,220 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2019, and to empower the Board of Directors (i) to allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; and (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE ($ 1,260,000, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2019, WHICH RECORDED A COMPUTABLE TAX LOSS.
The meeting approved by majority of votes to pay $ 1,260,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2019.

ITEM EIGHT: DETERMINATION OF NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
The meeting approved by majority of votes to renew the appointment of Mr. Saúl Zang, as non-independent Regular Director, and of Mrs. Isela Angélica Constantini, as independent Regular Director, and of Messrs. Pablo Vergara del Carril and Gabriel Adolfo Gregorio Reznik, as non-independent Alternate Directors, and to appoint Mr. Javier Kizlansky as independent Regular Director, and Mr. Enrique Antonini as non-independent Alternate Director.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting approved by majority of votes to appoint Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Alicia Graciela Rigueira, Gastón Damián Lizitza and Roberto Daniel Murmis as ALTERNATE STATUTORY AUDITORS for one fiscal year.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes to appoint the following firms as certifying accountants (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers for the 2019/2020 fiscal year, with Walter Rafael Zablocky as Alternate Independent Auditor and Mariano Carlos Tomatis acting as Regular Independent Auditor; and (b) Abelovich Polano & Asociados, with José Daniel Abelovich acting as Regular Independent Auditor and Roberto Daniel Murmis and Noemí Ivonne Cohn as Alternate Independent Auditors.

ITEM ELEVEN: APPROVAL OF COMPENSATION FOR $ 16,613,219 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
The meeting approved by majority of votes a compensation of $ 16,613,219 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2019.

ITEM TWELVE: CONSIDERATION OF ANNUAL BUDGET FOR IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN AND COMPLIANCE AND CORPORATE GOVERNANCE PROGRAM.
The meeting approved by majority of votes (I) a budget of $ 15,890,000 for the implementation of a Compliance and Corporate Governance program; and (II) a budget of $ 1,100,000 for the Audit Committee.

ITEM THIRTEEN: IMPLEMENTATION OF INCENTIVE PLAN FOR EMPLOYEES, MANAGEMENT AND DIRECTORS, WITHOUT ISSUE PREMIUM, FOR UP TO 1% OF THE STOCK CAPITAL IN EFFECT AS OF THE TIME OF EXECUTION OF THE PLAN. CAPITAL INCREASE FOR IMPLEMENTING THE PLAN.
The meeting approved by majority of votes (I) the implementation of an incentive plan for employees, management and directors of the Company, without issue premium, and for up to 1% of the stock capital in effect as of the time of execution of the plan and (II) to proceed to the Company’s capital increase for up to 1% of the stock capital in effect as of the time of execution of the plan solely for such purpose.

ITEM FOURTEEN: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: October 31, 2019